UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 23, 2022, Babylon Holdings Limited, a company incorporated in Jersey under registration number 115471 (the “Company”), issued a press release announcing the closing of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which trade on the New York Stock Exchange under the symbol “BBLN.W” (the “public warrants”) and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”) to receive 0.295 Class A ordinary shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. The Company also announced that it intends to exchange all remaining untendered warrants for Class A ordinary shares in accordance with the terms of the warrant agreement, as amended by the warrant amendment dated June 23, 2022 (the “Warrant Amendment”), by and between the Company and Computershare Trust Company, N.A. (the “the Warrant Agent”), which governs the warrants (the “Warrant Agreement”).

The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to mandatorily exchange the Company’s remaining outstanding warrants for Class A ordinary shares at an exchange ratio of 0.2655 Class A ordinary shares for each warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the Warrant Amendment, the Company has the right to require the exchange of not less than all of the warrants at any time while such warrants are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding warrants at least fifteen days prior to the date of exchange fixed by the Company.

The Company will exercise its right to exchange all remaining outstanding warrants for Class A ordinary shares in accordance with the terms of the Warrant Amendment, and has fixed July 8, 2022 as the exchange date.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

The Offer and Consent Solicitation expired at Midnight (end of day), Eastern Standard Time on June 17, 2022. The Company has been advised that a total of (i) 7,454,558 public warrants, or approximately 86.4% of the outstanding public warrants and (ii) 5,933,333 private placement warrants, or 100% of the 5,933,333 outstanding private placement warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, and therefore such warrants consented to the Warrant Amendment. Because consents were received from holders of more than 50% of the Company’s outstanding public warrants and more than 50% of the outstanding private placement warrants, the Warrant Amendment was approved.

A copy of the press release announcing the settlement of the Offer and the Company's exercise of its rights to exercise the untendered warrants is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Amendment No. 1 to Warrant Agreement, dated June 23, 2022, by and between the Company and Computershare Trust Company, N.A.
99.1	Press Release, dated June 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BABYLON HOLDINGS LIMITED

Date: June 23, 2022	By:	/s/ Charles Steel
Name: Charles Steel
Title: Chief Financial Officer